UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CDI Corp.

(Name of Subject Company)

CDI Corp.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

125071100

(CUSIP Number of Class of Securities)

Brian D. Short

Executive Vice President, Chief Administrative Officer and General Counsel

1735 Market Street, Suite 200

Philadelphia, PA 19103

(215) 636-1129

With copies to:

Martin Nussbaum, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

and

Ian A. Hartman, Esq.

Dechert LLP

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of CDI Corp. (the “Company”) by Nova Intermediate Parent, LLC, a Delaware limited liability company (“Parent”), and Nova Merger Sub, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among the Company, Merger Sub and Parent on July 31, 2017:

Exhibit 99.1      Press Release, dated July 31, 2017.

Notice to Investors

The tender offer for the outstanding common stock of the Company has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of the Company. The solicitation and offer to buy common stock of the Company will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, Nova Intermediate Parent, LLC and Nova Merger Sub, Inc. will file a tender offer statement on Schedule TO with the SEC and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer. Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that the Company files with the SEC at the SEC’s website at www.sec.gov, or free of charge from the Company at www.cdicorp.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain requisite regulatory approvals, the tender of a majority of the shares of common stock of the Company on a fully diluted basis and the satisfaction of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Nova Merger Sub, Inc. and the Solicitation/Recommendation Statement to be filed by the Company. The Company’s shareholders should not place undue reliance on any forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated July 31, 2017.